Exhibit 99.1

News Release	Contact: Bruce Russell
(310) 346-6131
brussell@cyanotech.com

Cyanotech Reports Financial Results for the Third Quarter

and First Nine Months of Fiscal Year 2017

KAILUA KONA, Hawaii (February 7, 2017) — Cyanotech Corporation (Nasdaq Capital Market: CYAN), a world leader in microalgae-based, high-value nutrition and health products, announced financial results for the third quarter and first nine months of fiscal year 2017, ended December 31, 2016.

Third Quarter 2017

For the third quarter of fiscal 2017 compared to the third quarter of fiscal 2016, net sales were $7,605,000 compared to $7,534,000, an increase of 0.9%. Gross profit was $2,857,000, with gross profit margin of 37.6%, compared to gross profit of $3,084,000 and gross profit margin of 40.9%. Operating loss was ($173,000) compared to operating income of $296,000. Net loss was ($349,000) or ($0.06) per diluted share, compared to net loss of ($250,000) or ($0.04) per diluted share.

Commenting on the third quarter results (changes shown vs. the third quarter of fiscal 2016), Gerry Cysewski, Ph.D., Cyanotech’s President and CEO, noted:

“Our results continue to reflect the strategic focus on our own branded, packaged products sold through retail and online channels, and improving our margins. Net sales were driven by a 4.3% increase in sales of our packaged products offset by a 15.5% decrease in sales of our bulk products. Sales of our BioAstin® packaged products were up 10%, driven by our Costco expansion and higher demand from international customers. Packaged Hawaiian Spirulina Pacifica® sales were down 7% due to lower volume resulting from a reduction in the level of discounts we offer as we transition to higher margin channels.

“Gross profit margin decreased 3.3 percentage points, approximately half of which was due to $127,000 of non-inventoriable costs incurred in our spirulina production. The remainder of the decline in gross profit margin relates to higher astaxanthin costs per kilo, driven by the lower production in the first two quarters of this year.

"Operating expenses increased by $242,000, related primarily to our Costco expansion and other promotional activities."

Please review the Company’s Form 10-Q for the quarter ended December 31, 2016 for more detailed information.

Nine Months ended December 31, 2016
For the nine months ended December 31, 2016 compared to the nine months ended December 31, 2015, net sales were $24,789,000 compared to $23,644,000, an increase of 4.8%. Gross profit was $9,563,000, with gross profit margin of 38.6%, compared to gross profit of $9,108,000 and gross profit margin of 38.5%. Net loss was ($942,000) or ($0.17) per diluted share, compared to net loss of ($341,000) or ($0.06) per diluted share.

Trailing 12 Months ended December 31, 2016

For the trailing 12 months ended December 31, 2016 compared to the trailing 12 months ended December 31, 2015, net sales were $32,985,000 compared to $32,191,000, an increase of 2.5%. Gross profit was $12,321,000, with gross profit margin of 37.4%, compared to gross profit of $11,782,000 and gross profit margin of 36.6%. Pretax loss was ($1,804,000) compared to pretax loss of ($277,000), and net loss was ($4,996,000) or ($0.90) per diluted share, compared to net loss of ($511,000) or ($0.08) per diluted share.

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

Board News

During the quarter, Nancy Katz was named a member of the Board of Directors of the Company. On January 18, 2017, she was appointed to the Audit Committee and to the Nominating and Corporate Governance Committee of the Board. Michael Davis has stepped down from the Audit Committee and Walter Menzel has stepped down from the Nominating and Corporate Governance Committee.

About Cyanotech — Cyanotech Corporation, a world leader in microalgae technology, produces BioAstin® Natural Astaxanthin and Hawaiian Spirulina Pacifica®—all natural, functional nutrients that leverage our experience and reputation for quality, building nutritional brands which promote health and well-being. Cyanotech's Spirulina products offer complete nutrition, and augment energy and immune response. They are FDA-reviewed and accepted as Generally Recognized as Safe (GRAS) for use in food products. BioAstin's superior antioxidant activity and ability to support and maintain a natural anti-inflammatory response enhance skin, muscle and joint health. All Cyanotech products are produced from microalgae grown at our 90-acre facility in Kona, Hawaii using patented and proprietary technology. Cyanotech sells its products direct to consumers at retail locations in the United States and online at www.nutrex-hawaii.com and also distributes to nutritional supplement, nutraceutical and cosmeceutical manufacturers and marketers. Visit www.cyanotech.com for more information.

“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995 Besides statements of present fact and historical fact, this press release may contain forward-looking statements. Forward-looking statements relate to the future and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by forward-looking statements. We caution against relying on forward-looking statements. Important factors that could change actual, future results include: changes in sales levels to our largest customers, weather patterns in Hawaii, production problems, risks associated with new products, foreign exchange fluctuations, and availability of financing, as well as national and global political, economic, business, competitive, market and regulatory conditions. Other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.

(Financial Tables Follow: The following tables do not contain footnotes or other information contained in the Company’s Form 10-Q for the period ended December 31, 2016, which can be found on the Cyanotech website (www.cyanotech.com) under Investors>Investor Filings upon filing. As such the following Financial Tables are provided only as a guide and other factors are more fully detailed in the Company’s annual Form 10-K filings with the Securities and Exchange Commission.)

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

(Unaudited)

	December 31, 2016	March 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$1,662	$1,240
Accounts receivable, net of allowance for doubtful accounts of $49 at December 31, 2016 and $136 at March 31, 2016	2,467	2,983
Inventories, net	7,671	7,856
Deferred tax assets	74	74
Prepaid expenses and other current assets	758	502
Total current assets	12,632	12,655

Equipment and leasehold improvements, net	16,867	17,796
Other assets	222	392
Total assets	$29,721	$30,843

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$611	$—
Current maturities of long-term debt	614	574
Customer deposits	76	117
Accounts payable	3,548	4,000
Accrued expenses	1,396	1,430
Total current liabilities	6,245	6,121

Long-term debt, net	6,400	6,790
Deferred tax liabilities	74	74
Deferred rent	43	30
Total liabilities	12,762	13,015

Commitments and contingencies

Stockholders’ equity:
Preferred stock of $0.01 par value, authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock of $0.02 par value, shares authorized 50,000,000; 5,668,881 shares issued and outstanding at December 31, 2016 and 5,599,797 shares at March 31, 2016	113	112
Additional paid-in capital	31,657	31,585
Accumulated deficit	(14,811)	(13,869)
Total stockholders’ equity	16,959	17,828

Total liabilities and stockholders’ equity	$29,721	$30,843

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com

CYANOTECH CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

(Unaudited)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2016	2015	2016	2015

NET SALES	$7,605	$7,534	$24,789	$23,644
COST OF SALES	4,748	4,450	15,226	14,536
Gross profit	2,857	3,084	9,563	9,108

OPERATING EXPENSES:
General and administrative	1,138	1,331	4,864	3,998
Sales and marketing	1,749	1,325	4,774	4,673
Research and development	143	132	461	475

Total operating expenses	3,030	2,788	10,099	9,146

(Loss) income from operations	(173)	296	(536)	(38)

Interest expense, net	(149)	(89)	(403)	(164)

(Loss) income before income taxes	(322)	207	(939)	(202)

INCOME TAX EXPENSE	27	457	3	139

NET LOSS	$(349)	$(250)	$(942)	$(341)

NET LOSS PER SHARE:
Basic	$(0.06)	$(0.04)	$(0.17)	$(0.06)
Diluted	$(0.06)	$(0.04)	$(0.17)	$(0.06)

SHARES USED IN CALCULATION OF NET LOSS PER SHARE:
Basic	5,669	5,594	5,653	5,576
Diluted	5,669	5,594	5,653	5,576

73-4460 Queen Kaahumanu Highway, #102  ~  Kailua-Kona, Hawaii 96740

(808) 326-1353  fax (808) 329-3597  ~ www.cyanotech.com